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                                                                 Exhibit (a)(11)


[EMULEX LOGO]

FOR IMMEDIATE RELEASE

Investor Contact:  Michael J. Rockenbach         Press   Contact: Robin Austin
                   Chief Financial Officer               Sr. Manager, Public
                   (714) 513-8213                        Relations
                                                         (714) 513-8152


   EMULEX COMMENCES TENDER OFFER FOR ACQUISITION OF VIXEL AT $10.00 PER SHARE

                ------------------------------------------------

      COSTA MESA, CALIF., OCTOBER 15, 2003 - Emulex Corporation (NYSE:ELX) announced today that Aviary Acquisition Corp., its wholly-owned subsidiary, has commenced a cash tender offer for all of the outstanding shares of Vixel Corporation (NASDAQ:VIXL) for $10.00 net per share.

      Emulex and Vixel announced on October 8th that the two companies had signed a definitive agreement for Emulex to acquire Vixel in an all cash tender offer. Vixel is a leading supplier of embedded switch ASICs and subsystems for the storage networking market. Vixel's embedded switch solutions will diversify Emulex's storage networking product line and deliver opportunities to accelerate Emulex's revenue growth by tapping into the emerging market for embedded storage switching solutions.

      The board of directors of Vixel has unanimously approved the acquisition and recommends that Vixel's stockholders tender their Vixel shares in the offer. In addition, certain stockholders of Vixel have agreed to tender shares representing approximately 11% of the fully diluted common stock in support of the transaction.

      Following completion of the tender offer, Emulex intends to merge its acquisition subsidiary with and into Vixel to acquire all Vixel shares not tendered in the offer. Any remaining Vixel stockholders will receive the same cash price paid in the tender offer.

      The tender offer is subject to regulatory approvals and certain closing conditions, including the tender of a majority of shares of capital stock of Vixel on a fully-diluted basis and expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.
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Emulex Launches Tender Offer for Vixel Shares
October 15, 2003
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      Unless the offer is extended, the offer and withdrawal rights will expire at midnight New York time on November 12, 2003. Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the tender offer, at 212-929-5500 (collect) or 800-322-2885 (toll-free) or to Merrill Lynch & Co., the Dealer Manager for the tender offer, at 866-276-1462 (toll-free).

ABOUT EMULEX

      Emulex Corporation is the world's largest supplier and developer of storage networking host bus adapters. Corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex Corporation are available at www.emulex.com.

ABOUT VIXEL

      Vixel Corporation is a leading provider and innovator of embedded storage connectivity technologies for storage solution providers. Vixel's embedded storage switching and storage networking products have been deployed by leading solution providers such as HP, Apple, Network Appliance, Fujitsu, NEC, Xyratex, Sun Microsystems, Avid Technologies and BlueArc. To find out more about Vixel, visit www.vixel.com.

ADDITIONAL INFORMATION

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Vixel Corporation. On October 15, 2003 Emulex Corporation and its acquisition subsidiary, Aviary Acquisition Corp., commenced a tender offer for all of the outstanding shares of common stock (including associated preferred stock purchase rights) and shares of Series B convertible preferred stock of Vixel Corporation at $10.00 per share. This tender offer is scheduled to expire at midnight New York time on November 12, 2003, unless it is extended as provided in the related offer to purchase. Emulex Corporation and Aviary Acquisition Corp. will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO and related exhibits because they contain important
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Emulex Launches Tender Offer for Vixel Shares
October 15, 2003
Page 3


information. By the close of the business day on Wednesday, October
15, 2003, shareholders can obtain these documents free of charge from the Securities and Exchange Commission's web site at www.sec.gov, or from Emulex, either at its web site at www.emulex.com or by directing a request to Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California 92626, Attention:
Investor Relations.

                              --------------------

This news release refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This press release contains forward-looking statements, including statements about: the potential acquisition of Vixel by Emulex, revenue growth and earnings per share objectives, and the potential synergies and benefits of the anticipated acquisition. The reader is cautioned that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, among others: the willingness of Vixel shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the receipt of regulatory and third party consents to the extent required for the acquisition; and satisfaction of the various closing conditions. Furthermore, these factors include the fact that the economy generally, and the technology and storage segments specifically, have recently been in a state of uncertainty making it difficult to determine if past experience is a good guide to the future and making it impossible to determine if markets will grow or shrink in the short term. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in reports filed by Emulex and Vixel with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including under the heading "Risk Factors" in Vixel's 2002 Annual Report on Form 10-K, as amended, and in Emulex's 2003 Annual Report on Form 10-K and in quarterly reports on Form 10-Q filed by Vixel and Emulex in 2003. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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